Exhibit 99.2

ASIA ENTERTAINMENT & RESOURCES LTD.
Unit 605, East Town Building
16 Fenwick Street
Wanchai, Hong Kong

June 4, 2013

Dear Ordinary Shareholder:

Enclosed are the prospectus supplement dated June 4, 2013 and accompanying prospectus, dated March 27, 2013 (collectively, the “Prospectus”), and other materials relating to the rights offering (the “Rights Offering”) by ASIA ENTERTAINMENT & RESOURCES LTD. (the “Company”) to the holders of record of its ordinary shares, par value $0.0001 per share (the “Ordinary Shares” and, such record holders of the Ordinary Shares, the “Record Holders”). Record Holders as of June 3, 2013 (the “Record Date”) will receive at no charge transferable subscription rights (the “Subscription Rights”) to purchase up to an aggregate of 20,225,582 Ordinary Shares (the “Shares”) at a subscription price of $3.00 per Share (the “Subscription Price”) for up to aggregate gross proceeds to the Company of approximately $63 million. Each Record Holder will receive one Subscription Right for each two Ordinary Shares held on the Record Date. Each Subscription Right will entitle the Record Holder to purchase one Share at the Subscription Price (the “Subscription Right”).

The Company has entered into a standby purchase agreement (the “Standby Purchase Agreement”) with certain persons, including Lam Man Pou, the Company’s chairman, Vong Hon Kun, the Company’s chief operating officer, Lam Chou In, Zheng An Ting, So Kam Tai, Au Chun Yin, Chan Fok Hoi, Chan Kai Ian, Sin Kam Chan, Leong Wai Meng and Cheung Mee Mo (the “Standby Purchasers”), whereby the Standby Purchasers have agreed to purchase from the Company a number of Ordinary Shares having a value equal to the aggregate Subscription Price the Company would have received with respect to the Shares underlying all Subscription Rights not exercised by all holders in the Rights Offering, which we refer to as the standby purchase, upon the same terms as the other holders, except the subscription price for such shares with respect to purchases made by Messrs. Lam Man Pou and Vong Hon Kun will be $4.50 per share. The Standby Purchasers have agreed not to exercise any Subscription Rights granted to them in the Rights Offering. Messrs. Lam and Vong have also agreed not to sell, assign or transfer the Ordinary Shares purchased pursuant to the Standby Purchase Agreement, without the prior written consent of the Company, for a period of two years following the purchase date. Consummation of the standby purchase is subject to usual and customary closing conditions as more fully described in the Prospectus. The Standby Purchasers collectively own approximately 40.1% (16,580,622 total shares) of the outstanding Ordinary Shares as of the date hereof.

Please carefully review the Prospectus and the instructions below, which describe how you can participate in the Rights Offering. You will be able to exercise your Subscription Rights to purchase additional Ordinary Shares only during a limited period. You will find answers to some frequently asked questions about the Rights Offering in the Prospectus. The exercise of Subscription Rights is irrevocable.

The Subscription Rights will expire, if not exercised, prior to 5:00 p.m., New York City time, on June 21, 2013 unless such time is extended by the Company in its sole discretion (as it may be extended, the “Expiration Date”). After the Expiration Date, unexercised Subscription Rights will be null and void. The Company will not be obligated to honor any purported exercise of the Subscription Rights received by Continental Stock Transfer & Trust Company (the “Subscription Agent”) after 5:00 p.m., New York City time, on the Expiration Date, regardless of when the documents relating to such exercise were sent.

There is no minimum number of Shares you must purchase, but you may not purchase fractional Shares. The Subscription Rights are transferable and, therefore, may be assigned, gifted, purchased, sold or otherwise transferred to anyone else. If the rights are transferred, evidence satisfactory to the Company that the transfer was proper must be received prior to the expiration date. The Company has applied to list the Subscription Rights on the Nasdaq Global Market under the symbol “AERLR” and such rights will continue to trade until June 21, 2013; however, the Company cannot assure you that a market for the Subscription Rights will develop.

The number of Subscription Rights to which you are entitled is printed on the face of your Subscription Rights Certificate. You should indicate your wishes with regard to the exercise of your Subscription Rights by completing the appropriate portions of your Subscription Rights Certificate and/or Beneficial Owner Election Form and returning it to the Subscription Agent in the envelope provided pursuant to the procedures described herein.

YOUR SUBSCRIPTION RIGHTS CERTIFICATE AND SUBSCRIPTION PRICE PAYMENT, BY CASHIER’S CHECK OR CERTIFIED CHECK DRAWN ON A U.S. BANK, U.S. POSTAL MONEY ORDER PAYABLE AS INDICATED BELOW OR BY WIRE TRANSFER OF IMMEDIATELY AVAILABLE FUNDS, MUST BE ACTUALLY RECEIVED BY THE SUBSCRIPTION AGENT, OR GUARANTEED DELIVERY REQUIREMENTS WITH RESPECT TO YOUR SUBSCRIPTION CERTIFICATE MUST BE COMPLIED WITH, PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. ONCE A RECORD HOLDER HAS EXERCISED THE SUBSCRIPTION RIGHT, SUCH EXERCISE MAY NOT BE REVOKED. SUBSCRIPTION RIGHTS NOT EXERCISED PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE OF THE RIGHTS OFFERING WILL EXPIRE WITHOUT VALUE.

1. Method of Exercise and Payment.

Subscriptions by Record Holders

A Record Holder is a holder of our Ordinary Shares whose shares are registered in their name. To exercise your Subscription Rights, complete your Subscription Rights Certificate and send the properly completed and executed Subscription Rights Certificate evidencing such Subscription Rights, with any signatures required to be guaranteed so guaranteed, together with payment in full of the Subscription Price for each Share subscribed for pursuant to the Subscription Right, to the Subscription Agent so that it will be actually received by the Subscription Agent prior to 5:00 p.m., New York City time, on the Expiration Date. Payment of the Subscription Price for the Subscription Right will be held in a segregated account to be maintained by the Subscription Agent until the Shares are issued. All payments must be made in U.S. dollars for the full number of Shares being subscribed for by cashier’s check or certified check drawn on a U.S. bank, or U.S. Postal money order, payable to “Continental Stock Transfer & Trust Company (acting as subscription agent for Asia Entertainment & Resources Ltd.)” or by wire transfer of immediately available funds directly to the account maintained by Continental Stock Transfer& Trust Company as agent for Asia Entertainment & Resources Ltd., for purposes of accepting subscriptions in the Rights Offering, at JPMorgan Chase, ABA # 021000021, Account # 475-580591 FBO Asia Entertainment & Resources Ltd. Subscription, with reference to the Subscription Rights holder’s name. Please reference your Subscription Rights Certificate Number on your check.

The Subscription Rights Certificate and payment of the Subscription Price (unless submitted by wire transfer) must be delivered to the Subscription Agent by hand, mail or overnight courier to the following address:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
Attn: Corporate Actions Department

Telephone Number for Confirmation: (917) 262-2378

Subscriptions by Beneficial Owners

A beneficial owner is a holder of our Ordinary Shares whose shares are registered in the name of a broker, custodian bank or other nominees. In such case, the broker, custodian bank or other nominees is the Record Holder of the Subscription Rights. To exercise your Subscription Rights, instruct your broker, custodian bank or other nominee to exercise your rights and deliver all documents and payment in full of the Subscription Price on your behalf for each Share subscribed for pursuant to the Subscription Right, to the Subscription Agent so that it will be actually received by the Subscription Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

By making arrangements with your broker, custodian bank or other nominee for the delivery of funds on your behalf, you may also request such broker, custodian bank or other nominee to exercise the Rights Certificate on your behalf. Alternatively, you may cause a written guarantee, a copy of which is being furnished to you (the “Notice of Guaranteed Delivery”), from a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, or from a commercial bank or trust company having an office or correspondent in the United States or from a bank, shareholder, savings and loan association or credit union with membership in an approved signature guarantee medallion program, pursuant to Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, (each, an “Eligible Institution”), to be received by the Subscription Agent on or prior to the Expiration Time together with payment in full of the applicable Subscription Price. Such Notice of Guaranteed Delivery must state your name, the number of Subscription Rights represented by the Rights Certificate or Rights Certificates held by you, the number of Shares being subscribed for pursuant to the Subscription Right and that you will guarantee the delivery to the Subscription Agent of any properly completed and executed Rights Certificate or Rights Certificates evidencing such Rights within three (3) business days following the date of the Notice of Guaranteed Delivery. If this procedure is followed, the properly completed Rights Certificate or Rights Certificates evidencing the Rights being exercised, with any signatures required to be guaranteed so guaranteed, must be received by the Subscription Agent within three (3) business days following the date of the Notice of Guaranteed Delivery. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Rights Certificates at the address set forth above, or may be transmitted to the Subscription Agent by facsimile transmission (Facsimile No. (212) 616-7610). Additional copies of the Notice of Guaranteed Delivery may be obtained upon request from the Information Agent by calling Georgeson Inc., at (877) 278-4774 (toll free) or (212) 440-9800.

2. Issuance of Ordinary Shares.

Following the receipt of a properly completed and executed Subscription Rights Certificate, together with the payment of the Subscription Price for the Shares subscribed for, and promptly after all pro rata allocations and adjustments contemplated by the terms of the Rights Offering have been effected, the following deliveries and payments will be made to the address shown on the face of your Subscription Rights Certificate, or, if you hold your shares in book-entry form, such deliveries and payments will be in the form of a credit to your account:

a.	Subscription Privilege: The Subscription Agent will deliver to each exercising Record Holder each Share subscribed for pursuant to the Subscription Right. See “The Rights Offering — The Subscription Rights — Subscription Right” in the Prospectus.
b.	Excess Cash Payments: The Subscription Agent will mail to each Record Holder who exercises a Subscription Right any excess amount, without interest or deduction, received in payment of the Subscription Price for Shares that are subscribed for by such Record Holder. See “The Rights Offering — Payment Adjustments” in the Prospectus.

3. Sale, Transfer or Assignment of Subscription Rights.

The subscription rights are transferable and, therefore, may be assigned, gifted, purchased, sold or otherwise transferred to anyone else. If the rights are transferred, evidence satisfactory to us that the transfer was proper must be received by us prior to the Expiration Date.

4. Commissions, Fees and Expenses.

The Company will pay all fees and expenses of the Subscription Agent related to its acting in such role in connection with the Rights Offering. You are responsible for paying any other commissions, fees, taxes or expenses incurred in connection with the exercise of Subscription Rights or subscribing for Shares. Neither the Subscription Agent nor the Company will pay such expenses.

5. Execution.

a.	Execution by Registered Holder. The signature on the Subscription Rights Certificate must correspond with the name of the registered holder exactly as it appears on the face of the Subscription Rights Certificate without any alteration, enlargement or change whatsoever. Persons who sign the Subscription Rights Certificate in a representative or other fiduciary capacity on behalf of a registered holder must indicate their capacity when signing and, unless waived by the Subscription Agent in its sole and absolute discretion, must present to the Subscription Agent satisfactory evidence of their authority so to act.
b.	Signature Guarantees. If you are neither a registered holder (or signing in a representative or other fiduciary capacity on behalf of a registered holder) nor an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority or a commercial bank or trust company having an office or correspondent in the United States, your signature must be guaranteed by such an eligible institution.

6. Method of Delivery to Subscription Agent.

The method of delivery of Subscription Rights Certificates and payment of the Subscription Price to the Subscription Agent for each Share subscribed for will be at the risk of the holders of Subscription Rights. If sent by mail, we recommend that you send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and clearance of payment prior to 5:00 p.m., New York City time, on the Expiration Date. Because uncertified personal checks may take at least five or more business days to clear, we urge you to pay or arrange for payment by means of certified check made payable to “Continental Stock Transfer & Trust Company, acting as subscription agent for Asia Entertainment & Resources Ltd.” to avoid missing the opportunity to exercise your Subscription Rights should you decide to exercise them.

7. Guaranteed Delivery Procedures and Special Provisions Relating to the Delivery of Subscription Rights through the Depository Trust Company.

The Subscription Agent will grant you three (3) business days after the Expiration Date to deliver the Subscription Rights Certificate if you follow the following instructions for providing the Subscription Agent notice of guaranteed delivery. On or prior to the Expiration Date, the Subscription Agent must receive payment in full in cash, as described under Section 1, “Method of Exercise and Payment,” above, for all Shares subscribed for through the exercise of the Subscription Right, together with a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form accompanying the Prospectus either by mail or overnight carrier, that specifies the name of the Record Holder and the number of Shares subscribed for. A member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States must guarantee that the properly completed and executed Subscription Rights Certificate for all Shares subscribed for will be delivered to the Subscription Agent within three business days after the Expiration Date. The Subscription Agent will then conditionally accept the exercise of the Subscription Rights and will withhold the certificates for the Shares until it receives the properly completed and duly executed Subscription Rights Certificate within the three-business-day time period.

In the case of Subscription Rights that are held of record through the Depository Trust Company (the “Book-Entry Transfer Facility”), exercises of Subscription Rights under the Subscription Privilege may be effected by instructing the Book-Entry Transfer Facility to transfer Subscription Rights from the Book-Entry Transfer Facility account of such holder to the Book-Entry Transfer Facility account of the Subscription Agent, together with certification as to the aggregate number of Subscription Rights exercised and the number of Shares thereby subscribed for pursuant to the Subscription Right by each beneficial owner of Subscription Rights on whose behalf such nominee is acting, and payment of the Subscription Price for each Share subscribed for pursuant to the Subscription Right.

Notices of Guaranteed Delivery and payments of the Subscription Price (unless submitted by wire transfer) should be mailed or delivered to the appropriate address (or, for wire transfer payments, to the appropriate account) as described under Section 1, “Method of Exercise and Payment” above.

8. Substitute Form W-9.

TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES, (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTION OR MATTERS DISCUSSED HEREIN, AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Each holder who elects to exercise Rights should provide the Subscription Agent with a correct Taxpayer Identification Number (“TIN”) on Substitute Form W-9, a copy of which is being furnished to each holder. Additional copies of Substitute Form W-9 may be obtained upon request by calling Georgeson Inc., the Information Agent. Failure to provide the information on the form may subject such holder to a $50.00 penalty for each such failure and to U.S. federal income tax backup withholding (currently at a 28% rate) with respect to dividends that may be paid by the Company on Ordinary Shares purchased upon the exercise of Rights (for those holders exercising Rights).

If you have any questions concerning the rights offering, please contact the information agent, Georgeson Inc., 480 Washington Boulevard, 26th Floor, Jersey City, New Jersey 07310, by telephone at (877) 278-4774 (toll free) or (212) 440-9800.

Sincerely,
Asia Entertainment & Resources Ltd.